Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES SECOND QUARTER 2007
FINANCIAL AND OPERATING RESULTS

Calgary, August 13, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces the release of its second quarter 2007 financial and operating results. The unaudited financial statements, notes and MD&A are filed on SEDAR and are available on Harvest’s website on the ‘Financial Information – Quarterly Reports’ page. All figures reported herein are Canadian dollars unless otherwise stated.

Second Quarter Highlights:

  Record Funds From Operations of $244.5 million ($1.83 per trust unit) resulting in a payout ratio of 63% and a capital adjusted payout ratio (distributions declared plus capital expenditures) of 87%;

  Balance sheet strengthened due to $230 million equity issue, $81.3 million of excess Funds From Operations applied to debt repayment and funding increased working capital at North Atlantic, plus $125.6 million in conversions of convertible debentures. Quarter end bank debt to Second Quarter annualized Funds From Operations of 1.0 times plus a $200 million increase to our existing credit facility enhanced our flexibility and provided approximately $550 million of committed undrawn bank lines at the end of the quarter;

  Very strong refinery throughput of 115,570 barrels per day ("bbl/d") and robust refining margins of US$15.64 contributed $138.4 million or 49.6% of our total Funds From Operations. The second quarter performance of our downstream business exceeded expectations and demonstrates the value of our integrated business model;

  Upstream oil and gas business generated $140.9 million or 50.4% of our total Funds From Operations with production of 60,989 barrels of oil equivalent per day ("boe/d"). Invested $48.2 million of capital and drilled 14 gross wells with a 100% success rate. We continued to high-grade our western Canadian asset base and position Harvest for long term sustainability with the disposition of a small non-core property, the acquisition of additional oil sands leases and further development work on our enhanced oil recovery pilot projects;

  Announced and then successfully acquired Grand Petroleum, a junior oil and natural gas company whose assets provide an excellent fit with our existing operations and add to our future development portfolio in southeast Saskatchewan, Sylvan Lake/Markerville and eastern Alberta; and

  Declared our third quarter monthly distributions at $0.38 per trust unit.

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for the three and six month periods ended June 30, 2007 and 2006. Detailed commentary on individual items within this table is provided in Harvest’s Management’s Discussion and Analysis, filed on SEDAR or available on our website.

	Three Months Ended June 30			Six Months Ended June 30

($000s except where noted)	2007	2006	Change	2007	2006	Change

Revenue, net(1)	1,137,638	233,128	388%	2,148,732	364,560	489%

Funds From Operations	244,461	147,010	66%	458,402	247,981	85%
Per trust unit, basic	$1.83	$1.45	26%	$3.51	$2.70	30%
Per trust unit, diluted	$1.62	$1.43	13%	$3.13	$2.66	18%

Net Income(3)	6,248	60,682	(90%)	76,098	26,745	185%
Per trust unit, basic	$0.05	$0.60	(92%)	$0.58	$0.29	100%
Per trust unit, diluted	$0.05	$0.60	(92%)	$0.58	$0.29	100%

Distributions declared	154,057	115,889	33%	299,327	210,701	42%
Distributions declared, per
trust unit	$1.14	$1.14	-%	$2.28	$2.25	1%
Payout ratio (2)	63%	79%	(16%)	65%	85%	(20%)

Bank debt				1,047,965	227,544	361%
Senior debt				258,387	279,050	(7%)
Convertible Debentures				655,396	240,246	173%
Total long-term financial
liabilities				1,961,748		163%

Total assets				5,613,333	3,455,918	62%

PETROLEUM AND NATURAL GAS OPERATIONS
Daily Production
Light to medium oil (bbl/d)	27,586	28,951	(5%)	27,311	26,497	3%
Heavy oil (bbl/d)	14,719	13,037	13%	15,164	14,045	8%
Natural gas liquids (bbl/d)	2,338	2,016	16%	2,417	1,865	30%
Natural gas (mcf/d)	98,078	96,848	1%	99,671	85,158	17%
Total daily sales volumes (boe/d)	60,989	60,145	1%	61,504	56,600	9%

Cash capital expenditures	48,221	54,230	(11%)	196,708	157,469	25%

REFINING AND MARKETING OPERATIONS
Average daily throughput
(bbl/d)	115,570	-	n/a	114,646	-	n/a
Aggregate throughput (mbbl)	10,517	-	n/a	20,751	-	n/a

Average Refining Margin
(US$/bbl)	15.64	-	n/a	13.69	-	n/a

Cash capital expenditures	9,871	-	n/a	14,754	-	n/a

(1)   Revenues are net of royalties and risk management activities

(2)   These are non-GAAP measures; please refer to "Non-GAAP Measures" in Harvest’s Second Quarter 2007 MD&A filed on SEDAR.

(3)   Net Income includes a future income tax expense of $177.7 million for the three and six months ended June 30, 2007. Please see Note 14 to the Consolidated Financial Statements for further information.

Message to Unitholders

The second quarter of 2007 clearly demonstrates the benefit of having an integrated business model. The natural financial hedge afforded by our diversified cash flow stream mitigates risk and smoothes volatility. This is key given that our two different business segments can be impacted by different variables at different times, but combined together can reduce overall volatility in Harvest’s financial results.

We were very pleased with the performance of our downstream refining and marketing business in the second quarter with average throughput of 115,570 barrels per day (bbl/d) bolstered by a very strong refining margin or ‘crack spread’ environment. Since the time of acquisition, North Atlantic’s financial performance has exceeded our original expectations and budget. The second quarter performance realized by the refining business further demonstrates its potential for value creation, as we realized a gross refining margin of US$15.64/bbl. This robust refining margin supports our belief that North American refining capacity is very tight and disruptions to the supply/demand balance can have significant impacts on refined product prices and refining margins.

Funds From Operations of $244.5 million ($1.83 per trust unit) generated in the second quarter have exceeded any other interim period in our history, and resulted in our payout ratio declining to 63% from 68% in the previous quarter and from 79% in the second quarter of 2006. Our total Funds From Operations exceeded the aggregate amount of our declared distributions plus capital investment, giving us a capital adjusted payout ratio (distributions declared plus capital expenditures divided by total Funds From Operations) of 87%. This considerable improvement in our simple and capital adjusted payout ratios reflects the addition of Funds From Operations from our refining and marketing business as well as reduced losses on 2007 commodity price risk management contracts relative to 2006.

Our strong financial performance also contributed to an improved balance sheet position at the end of the second quarter, as well as increased working capital at North Atlantic. During the period, we repaid debt with proceeds from several sources, including $218.5 million net from the equity offering that closed on June 1, $81.4 million of excess Funds From Operations, and approximately $21.8 million from net asset divestments. We experienced a 15% increase in our unit price through the second quarter, which prompted the conversion of $125.6 million of convertible debentures and resulted in a further reduction of our net debt. At the end of the quarter, we had approximately $550 million of committed undrawn bank lines, significantly increasing our flexibility. Subsequent to the end of the quarter, an additional $35.1 million of convertible debentures converted, further strengthening our balance sheet and positioning us well to take advantage of future value creation opportunities.

During the second quarter, the Canadian Government’s proposed tax on income trusts (Bill C-152) received Royal Assent in the House of Commons. As a result of this enactment, we have recorded a future income tax expense of $177.7 million to reflect the impact of the 31.5% tax to be applied to trust distributions commencing in January 2011. Unitholders should keep in mind that this expense is a non-cash item which does not currently impact our Funds From Operations or distributions, but does reduce our Second Quarter 2007 net earnings.

Downstream Operations

We continue to be very pleased with the operational performance and financial contribution of our North Atlantic refining and marketing business. Second quarter refinery throughput of 115,750 bbl/d was 1.6% higher than the first quarter rate of 113,711 bbl/d. Realized per barrel refining margins or 'crack spreads' also increased 32% to US$15.64/bbl compared to the US$11.85/ bbl in the previous quarter. Operating and purchased energy costs fell to $3.84/bbl from $4.43/bbl in the prior quarter, and we are on track to meet or exceed our budgeted annual cost estimates at the refinery.

A key driver behind refinery economics are the gross margins or ‘crack spreads’ realized by the particular facility. As the benchmark 2-1-1 crack spread began to rise during the latter part of the first quarter and into the second quarter, our North Atlantic gross margin also increased, although not to the same degree because we use a different feedstock source and produce a slate of refined products that is different from what is included in the 2-1-1. We enjoyed robust margins during most of the second quarter, but began to experience declines late in the second quarter and into the third quarter. Our initial budget forecasts assumed refining margins in 2007 would average approximately US$10/bbl with the expectation that margins would fluctuate above and below this level throughout the year. In the first half of 2007, we have performed significantly better than this initial expectation.

One of the benefits of an integrated structure is the natural financial hedge afforded by our upstream oil production combined with our downstream oil consumption. Since we process a form of crude oil in our downstream that is very similar to that which we produce in the upstream, we have a natural financial hedge on those barrels. As a result, our risk management program going forward will aim to protect Funds From Operations across the entire integrated structure, rather than the specific business segments independently. To that end, we further enhanced our risk management program in the second quarter by entering into contracts that provide a floor price on 20,000 bbl/d of refined product through 2008, consisting of 8,000 bbl/d of heavy fuel oil and 12,000 bbl/d of heating oil (distillate or diesel products). We will continue to seek additional opportunities that reduce future downside risk and enable us to 'lock in' a floor price on a portion of our crack spread or refining margin exposure.

In light of the positive current and future anticipated environment for the refining business, we are looking for additional opportunities to grow and expand margins within our retail marketing sector and are also making progress on the visbreaker expansion project sanctioned in March. This project will effectively upgrade approximately 1,500 bbl/d of heavy fuel oil into higher value distillate products, resulting in very attractive returns and a quick payout. Over the past several months, we began undertaking a detailed review and scoping of longer-term projects that provide good value-adding growth potential. Such projects include the installation of a coker to enable upgrading of the residual heavy fuel oil (with value creating potential similar to the visbreaker project), or an expansion of the facility that would leverage off the existing infrastructure to provide cost-effective incremental processing capacity. To further support these efforts and bolster the strength of our management team, we have hired a seasoned management consultant, Mr. Brad Aldrich, who brings many years of experience in managing and growing a downstream organization. His expertise will assist us with the ongoing operation and growth of our refining and marketing business. We are very pleased to welcome Brad to our team.

Upstream Operations

At the conclusion of another very active winter drilling season through the first quarter, we turned our attention to sustainability and focused on positioning for the future. We successfully completed a series of rationalization and consolidation transactions that help create a more concentrated and efficient asset base. We successfully disposed of a small non-operated and non-core property in northwest Alberta, for which we received $25.5 million in cash and a greater working interest in some of our existing properties in Red Earth. The net effect was a positive cash injection coupled with a minor reduction in our overall production. Our teams continue to evaluate opportunities for us to consolidate our asset base, leading to more efficient operations, better use of our technical and human resources and ultimately a lower cost structure with improved returns for our unitholders.

In early June, we announced the acquisition of Grand Petroleum, a junior oil and natural gas company. Grand's first quarter 2007 production was approximately 3,400 boe/d weighted two-thirds to crude oil with reported yearend 2006 proved plus probable reserves of 6.0 million boe. The Grand assets consist of properties situated adjacent to Harvest's existing properties in Sylvan Lake / Markerville, eastern Alberta and southeast Saskatchewan, providing very good overlap and obvious synergies. For a total cost of approximately $145 million, the transaction adds production, reserves and an excellent suite of future development opportunities to our portfolio. The acquisition is anticipated to close in mid August, and will add approximately 1,000 boe/d to our 2007 annual average production.

Our portfolio of established properties gives us access to more than two billion barrels of original oil in place. During the second quarter we continued to focus on further developing the longer-term potential of these assets utilizing enhanced oil recovery schemes to increase ultimate production and recoverable reserves. We obtained positive preliminary results from an evaluation of polymer / surfactant (a form of liquid chemical) flooding in our Wainwright field, and are proceeding with project site selection, detailed cost estimates and preparation of regulatory applications. Other properties we are evaluating as candidates for implementing potential enhanced recovery technologies include Hayter in eastern Alberta, Kindersley in western Saskatchewan and Suffield in southern Alberta. At our Hay River property, we are also evaluating the impact of different pumping technologies and enhanced waterflood techniques following some steeper than expected production declines on new wells coming out of our 2007 winter drilling program. We will continue to update our unitholders in the quarters ahead on the efficacy of these enhanced oil recovery initiatives.

Subsequent to the end of the quarter, we successfully acquired 11,400 net acres of additional oilsands leases, bringing our total interest in oilsands opportunities to approximately 47,000 net acres of land with an estimated incremental one billion barrels of original oil in place on those lands. In the years ahead, the option value of our oilsands opportunities can be exercised through development and production that will enable Harvest to unlock the full potential of this asset base. In addition to our oilsands opportunities, we also remain well-positioned with respect to coal bed methane potential as that technology develops and more commercial production is developed in the future.

Similar to many of our peers in the Western Canadian Sedimentary Basin, our upstream operations team struggled through the second quarter. Production and reservoir performance issues were compounded by an extended period of wet weather, reducing production below expectations. We invested a modest $48.2 million of our $295 million annual capital budget in the second quarter, with drilling activity much lower than in the previous quarter. Production averaged just under 61,000 boe/d in the period, and we would expect these production levels to continue through the third and fourth quarters as the remaining $100 million of our capital activity budgeted for the last half of the year will not offset production declines. Given these challenges, we anticipate our 2007 annual production will average 61,000 boe/d, including the property dispositions and acquisitions discussed earlier. Although we are beginning to see some softening of the cost pressures that have affected the upstream industry over the past few years, our operating costs for the year are expected to average $12 - $13 / boe driven primarily by reduced volumes. We maintain an active effort to ensure that cost reduction opportunities are accessed with respect to operating, capital and general and administrative expenses. Across the organization, we remain committed to and are intently focused on ensuring maximum performance from our asset base.

Outlook

Generally we are pleased with the overall financial performance of the organization, and believe that the second quarter of 2007 is an excellent example of the benefits of a diversified cash flow stream afforded by our integrated structure. The different components of our business complement each other and can help to mitigate overall cash flow volatility; a key strategy for Harvest. This is further supported through the use of price risk management contracts, and we will continue to mitigate risk with the execution of our integrated risk management program. We will continue seeking favorable contracts that enable us to reduce our exposure to commodity prices, including prices for refined products, the crack spread, as well as electricity and currency exchange. Further risk mitigation is afforded by our proactive and responsible health, safety and environmental stewardship practices employed within both our upstream and downstream business segments. This is evidenced by the fact that our North Atlantic refinery has achieved over one million hours without a lost time incident, and employees in our upstream operations have recorded over 300,000 hours without a lost time incident.

Currently, the oil and natural gas industry in western Canada is undergoing a period of change. Although crude oil prices remain very strong, the impact of this is muted by a stronger Canadian dollar. Natural gas price uncertainty continues and despite some easing of cost pressures on the drilling and services side, labour costs remain very high. These impacts squeeze the margins for Canadian upstream producers. As a result, we would anticipate an active merger and acquisition market over the next few quarters as the industry restructures to produce more cost effective business models. Such challenges demonstrate the benefit we realize from having diversified operations, utilizing price risk management, and maintaining a strong balance sheet. Given our size, our strong assets, long-term approach and focus on sustainability, we believe Harvest is well positioned to participate in a rationalization of the trust sector.

As we move forward, we will continue to evaluate the opportunity to restructure our business to mitigate the impact of the royalty trust tax changes. We believe that the uniqueness of our asset base combined with our integrated structure presents good opportunities to restructure while maintaining access to competitive markets for our investors. We will continue to utilize careful management of the balance sheet and price risk management tools to reduce volatility for investors and maximize sustainability of our distribution.

Thank you for your continued interest in and support of Harvest Energy. We look forward to reporting on our future progress and direction in the quarters to come.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our second quarter 2007 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on August 14th, 2007. Callers may dial 1-866-542-4236 (international callers or Toronto local dial 416-641-6126) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 3226825.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas and complemented by our very long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Chief Financial Officer

Cindy Gray
Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca